UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D
                                (Rule 13d - 101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
                  AMENDMENTS THERETO PURSUANT TO RULE 13d-2(a)


                          TRIANGLE IMAGING GROUP, INC.
                          ----------------------------
                                (Name of Issuer)



                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)



                                   89585 10 5
                                   ----------
                                  CUSIP Number)




                                Harold S. Fischer
                          Triangle Imaging Group, Inc.
               1800 NW 49th Street, Suite 100, Ft. Lauderdale, FL
               --------------------------------------------------
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                                 Communications)


                                 April 16, 1999
                                 --------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                              (Page 1 of 6 Pages)

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO.           89585 10 5                                PAGE 2 OF 5 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON             Harold S. Fischer
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [ ]
                                                                    (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
               00
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                2,991,500*
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                          4,076,954
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                      2,991,500
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                           None
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,368,454
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                            [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         45.7**
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

----------
* Includes 700,000 shares of Common Stock issuable upon the exercise of common stock purchase options.

**       Based upon 13,943,791 shares outstanding as of April 16, 1999.

                                  SCHEDULE 13D


Item 1.  Security and Issuer.

         This statement relates to the Common Stock, par value $.001 per share ("Common Stock"), of Triangle Imaging Group, Inc., a Florida corporation (the "Issuer"). The Issuer's principal executive offices are presently located at 1800 NW 49th Street, Suite 100, Ft. Lauderdale, FL.

Item 2.  Identity and Background.

         (a)     Harold S. Fischer

         (b)     1800 NW 49th Street, Suite 100, Ft. Lauderdale, FL

         (c) President of the Issuer, Engineered Business Systems, Inc. and QuickCredit Corp., each a wholly owned subsidiary of the Issuer. The Issuer, through its operating subsidiaries creates software and provides services to the mortgage lending and credit agency industries. The Issuer and its operating subsidiaries are located at the address set forth in 1(b) above.

         (d) Mr. Fischer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Fischer has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Fischer being subject to a judgment, decree or a final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)      Mr. Fischer is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         As of April 16, 1999, shareholders of the Issuer beneficially holding an aggregate of 6,368,454 shares of Common Stock, or 45.7% of the total number of shares outstanding, entered into a Stockholders Agreement (the "Agreement") pursuant to which the participating shareholders (the "Participating Shareholders") agreed to certain matters pertaining to the governance of the Issuer and the circumstances under which the shares held by the Participating Shareholders may be sold or transferred. The Participating Shareholders agreed, among other things, that (i) at any annual or special meeting of stockholders called for the purpose of voting on the election of directors, or by consensual action of stockholders with respect to the election of directors, the Participating Stockholders will vote the shares of the Issuer's Common Stock held thereby in favor of the directors nominated by Harold S. Fischer, the Issuer's President, and (ii) except for certain permitted transfers, each Participating Shareholder will not sell or transfer shares of the Issuer's Common Stock held thereby without first granting the Issuer and then the other Participating Shareholders with a right of first offer. Although the Issuer is not a party to the Stockholders Agreement, certain members of management are Participating Shareholders, including Harold S. Fischer, the Issuer's President. No funds or other consideration was paid in connection with the execution and delivery of the Agreement by the Participating Shareholders.

                              (Page 3 of 6 Pages)

Item 4.  Purpose of Transaction.

         The Agreement was executed so that the Participating Shareholders could agree as to (i) certain matters pertaining to the governance of the Issuer, and
(ii) the circumstances under which the shares of Common Stock beneficially owned by the Participating Shareholders may be sold or transferred.

 Item 5. Interest in Securities of the Issuer.

         Mr. Fischer beneficially owns 2,991,500 shares of the Issuer's Common Stock (which includes 700,000 shares of Common Stock issuable upon the exercise of certain stock options), or 20.4% of the shares of Common Stock outstanding as of April 16, 1999 over which Mr. Fischer has the sole authority to vote and/or dispose of such securities. Although Mr. Fischer has the right to nominate directors for election to the Issuer's Board of Directors and the Participating Stockholders have agreed to vote their shares of Common Stock in favor of such nominees, Mr. Fischer disclaims beneficial ownership of the 4,076,954 shares of Common Stock beneficially owned by the Participating Shareholders, or 43.5% of the shares of Common Stock outstanding as of April 16, 1999. Mr. Fischer neither has the right to dispose of the securities beneficially owned by the Participating Stockholders nor does he have the right to otherwise vote the securities beneficially owned by the Participating Stockholders.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 3 above.

Item 7.  Material to be Filed as Exhibits.

Exhibit A -- Stockholders Agreement dated as April 16, 1999 by and among certain shareholders of the Issuer.

                              (Page 4 of 5 Pages)

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 26, 1999
--------------
        (Date)


                                     /s/ HAROLD S. FISCHER
                                     -------------------------------------------
                                         Harold S. Fischer

                              (Page 5 of 6 Pages)

                                                                       Exhibit A


                             Stockholders Agreement








                              (Page 6 of 6 Pages)